[redacted]

10028668

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC Mail Processing Section
RECEIVED
MAR 31 2010
Washington, DC
193

BB 4/1

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-67405

REPORT FOR THE PERIOD BEGINNING **01/01/09** AND ENDING **12/31/09**
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**LBBW Securities, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**280 Park Avenue, 31st Floor - West Building**
(No. and Street)

| **New York** | **New York** | **10017** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Sven Schindler** **(212) 584-1710**
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report * )
(Name . . . if individual, state last, first, middle name)

**PricewaterhouseCoopers LLP**

| **300 Madison Avenue** | **New York** | **New York** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

x Certified Public Accountant
o Public Accountant
o Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).

BB 4/1

## Oath or Affirmation

I, Robert Boyd, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of LBBW SECURITIES, LLC, as of DECEMBER 31, 2009 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS (DEBITS $0 , CREDITS $0 )

Signature

CHIEF EXECUTIVE OFFICER
Title

Subscribed and sworn
to before me
this 31th day of March 2010

EMILY BASS
Notary Public, State of New York
No. 01BA6043556
Qualified In Queens County
Commission Expires June 19, 2010

Emily Bass

Notary Public

| | | |
|---|---|---|
| This report * contains (check all applicable boxes) | | |
| x | (a) | Facing page. |
| x | (b) | Statement of financial condition. |
| x | (c) | Statement of income |
| x | (d) | Statement of cash flows. |
| x | (e) | Statement of changes in member's equity |
| o | (f) | Statement of changes in liabilities subordinated to claims of general creditors |
| x | (g) | Computation of net capital for brokers and dealers pursuant to Rule 15c3-1. |
| x | (h) | Computation for determination of reserve requirements pursuant to Rule 15c3-3 |
| o | (i) | Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3. |
| o | (j) | A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3. |
| o | (k) | A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation. |

# LBBW Securities, LLC

**(A wholly owned subsidiary of Landesbank Baden-Württemberg)**

## Statement of Financial Condition

## December 31, 2009

# LBBW Securities, LLC
**(A wholly owned subsidiary of Landesbank Baden-Württemberg)**
## Index
## December 31, 2009

**Page(s)**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Board of Directors
and Member of
LBBW Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of LBBW Securities, LLC (the "Company") (a wholly owned subsidiary of Landesbank Baden-Württemberg) at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 31, 2010

# LBBW Securities, LLC
**(A wholly owned subsidiary of Landesbank Baden-Württemberg)**
## Statement of Financial Condition
## December 31, 2009

*(in thousands)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 2,480 |
| Securities purchased under agreements to resell | | 936,670 |
| Securities owned, including $14,500 pledged to counterparties, at fair value | | 50,073 |
| Due from clearing corporations, net | | 7,907 |
| Accrued interest receivable | | 2,750 |
| Other assets | | 8,931 |
| Total assets | $ | 1,008,811 |
| **Liabilities and Member's Equity** | | |
| Securities sold under agreements to repurchase | $ | 944,688 |
| Accrued interest payable | | 379 |
| Due to parent and affiliates | | 452 |
| Other liabilities | | 2,016 |
| Total liabilities | | 947,535 |
| Member's equity | | 61,276 |
| Total member's equity | | 61,276 |
| Total liabilities and member's equity | $ | 1,008,811 |

The accompanying notes are an integral part of these financial statements.

## 1. Business and Organization

LBBW Securities, LLC (the "Company"), is a wholly owned subsidiary of Landesbank Baden-Württemberg, Stuttgart, Germany, a public law banking institution established under the laws of the Federal Republic of Germany ("LBBW"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company engages in matched book activities using repurchase and reverse repurchase agreements collateralized by U.S. government securities, proprietary trading in fixed income securities and exchange traded futures and options. The Company conducted a public offering of securities as a co-underwriter. The equity sales group also acted on an agency basis to purchase and sell securities for German institutional customers.

In October 2009, LBBW Board of Directors made a public announcement to sell or close down the Company. Since this announcement, Guggenheim Partners, LLC made an offer to acquire the Company from its owner, LBBW. The expected closing date will be in April 2010.

## 2. Summary of Significant Accounting Policies

**Use of estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash**
At December 31, 2009, all cash is held at two major U.S. financial institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

**Interest income/interest expense**
Interest income and interest expense is accrued in accordance with contractual rates. Interest income is earned on investments in U.S. Treasury obligations and agency securities, money market funds and securities purchased under agreements to resell. Interest expense is incurred on short-term bank loans from LBBW and other broker dealers as well as for securities sold, but not yet purchased and securities sold under agreements to repurchase.

**Securities owned, including those pledged, and securities sold, but not yet purchased**
Securities transactions are recorded on the statement of financial condition at fair value on trade date. Fair value is generally based on quoted market prices or observable dealer quotations. Changes in the fair value of securities owned are recorded in "Principal transactions, net", in the accompanying statement of income.

Although the Company may have had securities sold, but not yet purchased during the year, the Company did not have any securities sold, but not yet purchased at December 31, 2009. The realized gains and losses on the securities owned and sold, but not yet purchased, are recorded in "Principal transaction, net" in the accompanying statement of income.

**Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")**
Repurchase agreements and reverse repurchase agreements are recorded as collateralized financing transactions and are carried at the contract value as specified in the respective agreements.

The fair value of the securities sold or purchased is generally in amounts in excess of the cash received or provided. The Company monitors the fair value of securities purchased and sold on a daily basis, with additional collateral obtained or refunded as necessary.

Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis when the requirements of ASC 210-20-45-11 'Balance Sheet' are satisfied. As of December 31, 2009, the offsetting amount in the repurchase agreements and reverse repurchase agreements netted within the statement of financial condition under ASC 210-20-45-11 amounted to $800.9 million.

**Concentration of credit risk**
Credit risk represents the loss that the Company would incur if a counterparty or an issuer of securities or other instruments held by the Company failed to perform under its contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business on a periodic basis. It is also the policy of the Company to obtain possession of collateral with market value equal or in excess of the principal amount loaned under resale agreements.

The Company is engaged in various trading and brokerage activities in which, if counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company clears securities transactions through Bank of New York - Mellon. U.S. government and agency obligations clear through the Government Securities Clearing Corporation Division ("GSCC") of Fixed Income Clearing Corporation ("FICC"), who then becomes the legal counterparty to the transaction.

These activities may expose the Company to risk in the event that the counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations.

**Clearing agreement with Fixed Income Clearing Corporation**
The Company executes the majority of its repurchase and reverse repurchase agreements with members of FICC. FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. On a daily basis, FICC calculates the fair value of each participant's position, and compares it to the contract amount. Any difference is collected from, or paid to, each counterparty by FICC, as applicable.

Without regard to netting under ASC 210-20-45-11, at December 31, 2009, the Company has received collateral in connection with reverse repurchase agreements executed through FICC with a fair value of $801.4 million which it can sell or re-pledge, and has pledged securities in connection with repurchase agreements executed through FICC with a fair value of

$1,741.4 million, which the Company's counterparties to these agreements have the right to sell or re-pledge. Securities purchased under agreement to resell are collateralized by obligations of the U.S. government and its agencies. The majority of the collateral received has been re-pledged to external counterparties as of December 31, 2009. Included in securities purchased under agreement to resell on the statement of financial condition are amounts under contract with FICC of $800.9 million, prior to netting.

**Fixed assets**
Due to the Company's public announcement it will be sold or closed down in the event the transaction with Guggenheim Partners, LLC does not close (See Note 1, above), depreciation/amortization on fixed assets was accelerated and such fixed assets were valued at $0 at year end of 2009. The Company has ceased using such fixed assets and they have no utility or realizable value. As a result, at December 31, 2009, the Company recorded $1.2 million write-downs in "Depreciation and amortization" in the Company's statement of income.

**Income taxes**
The Company will file stand alone tax returns for the year ended December 31, 2009 for federal, state and local purposes. Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets in accordance with ASC 740 "Income Taxes". Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company's deferred tax assets are presented as a component of "Other assets" in the statement of financial condition.

ASC 740 "Income Taxes" requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

**Other**
In connection with the announcement described in Note 1, above, the Company has reduced its workforce through voluntary and other separation processes. In connection therewith, certain employees who have involuntarily separated have notified the Company that they are seeking amounts in excess of the Company's offer. The Company is evaluating the matter, discussing it with external legal counsel, and does not believe that additionally amounts will need to be accrued for. However, as the ultimate outcome of this matter is unknown, the actual settlement amount maybe different than that accrued for and such difference could be material.

## 3. Recent Accounting Pronouncements

**FASB Accounting Standards Codification**
In July 2009, the FASB launched the FASB Accounting Standards Codification ("the Codification") as the single source of GAAP. While the Codification did not change GAAP, it introduced a new

structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for the Company for the fourth quarter of 2009 and did not have an effect on the Company's financial condition, results of operations or cash flows.

**Subsequent Events (ASC 855)**
In May 2009, the FASB issued amended accounting principles related to subsequent events, which codified the guidance regarding the disclosure of events occurring subsequent to the balance sheet date, now ASC 855, "Subsequent Events". These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statements are issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. The Company determined that the adoption of ASC 855 did not have a material impact to the Company's financial statements.

## 4. Due from Clearing Corporation

As of December 31, 2009, balances due from clearing corporation consist of the following amounts with GSCC:

*(in thousands)*

| | | **2009** |
|---|---|---|
| GSCC forward margin | $ | 2,873 |
| GSCC initial margin | | 5,034 |
| | $ | 7,907 |

## 5. Fair Value of Financial Instruments

In April 2009, the FASB issued amended accounting principles related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Specifically, these amended principles list factors which should be evaluated to determine whether a transaction is orderly, clarify that adjustments to transactions or quoted prices may be necessary when the volume and level of activity for an asset or liability have decreased significantly, and provide guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The Company adopted these amended accounting principles in the second quarter of 2009. Since the Company's fair value methodologies were consistent with these amended accounting principles, adoption did not affect the Company's financial condition, result of operations or cash flows.

ASC 820 "Fair Value Measurements of Financial Instruments and Disclosures" requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's asset and liabilities which are considered to be financial instruments as defined by ASC 820 and are either already carried at fair value or their carrying value approximates fair values as they are short-term in nature, bear interest at current market rates and/or are subject to frequent repricing.

ASC 820 "Fair Value Measurement and Disclosures" defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 clarifies

that fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants. Under ASC 820, fair value measurements are not adjusted for transaction costs. In addition, ASC 820 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market.

ASC 820 includes fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In determining fair value, the Company's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include U.S. government obligations and corporate bonds. Such instruments are generally classified within level 1 of the fair value hierarchy. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include U.S. government agency obligations. Such instruments are generally classified within level 2. The Company did not hold any financial instruments classified as level 2 instruments at December 31, 2009.

The balances for derivative financial instruments generally represent future commitments to exchange payment streams based on contract or notional amounts or to purchase or sell other financial instruments at specified terms on a specified date. The Company has no derivative financial instruments at December 31, 2009.

At December 31, 2009, the Company did not hold cash instruments or derivative financial instruments that are classified within level 3 of the fair value hierarchy.

The following table summarizes "Securities owned, at fair value," "Securities sold, but not yet purchased, at fair value", and derivative financial instruments within the fair value hierarchy levels.

**Assets Measured at Fair Value as of December 31, 2009**

| (in millions) | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| U.S. government | $ 50 | $ - | $ - | $ 50 |
| Securities owned, at fair value | $ 50 | $ - | $ - | $ 50 |

## 6. Securities Owned, and Pledged, and Securities Sold, But Not Yet Purchased

Securities owned and pledged and securities sold, but not yet purchased primarily consist of United States government securities at fair value. The Company's agreement with its clearing corporation permits the clearing corporation to use the Company's securities owned as collateral for Company related borrowings, as collateral for securities sold but not yet purchased and related activity. Securities owned also include securities pledged as collateral for repurchase transactions where the counterparty has the right by contract or custom to sell or re-pledge the securities.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities, thereby creating a liability to purchase those securities at their current market prices. Changes in the fair value of securities sold but not yet purchased are recorded in principal transactions, net, in the accompanying statement of income. However, these transactions may result in additional risk if the market price of the securities changes subsequent to December 31, 2009. The Company seeks to limit this risk by holding offsetting positions or other financial instruments.

At December 31, 2009, securities with a fair value of $14.5 million included in securities owned, at fair value, were pledged to counterparties in securities sold under agreements to repurchase transactions.

At December 31, 2009, the approximate fair value of collateral received for securities purchased under agreements to resell, that can be resold or repledged by the Company, excluding the effect of netting under ASC 210, was $1,770.1 million.

Of such collateral received, the Company resold or repledged securities with an approximate fair value of $1,726.8 million as part of securities sold under agreements to repurchase.

## 7. Related Party Transactions

During the year 2009, the Company entered into various reverse repurchase and repurchase transactions with LBBW. The following table summarizes the amounts outstanding between the Company and LBBW at December 31, 2009.

| *(in thousands)* | **Securities purchased under agreements to resell** |
|---|---|
| Agreement amount | $ 84,651 |
| Accrued interest receivable | 2 |
| | $ 84,653 |

During 2009, the Company recorded $1.1 million in interest income and $1.1 million in interest expense in connection with the reverse repurchase agreements and repurchase agreements with LBBW and LBBW's Cayman Islands Branch. Interest rates ranged from -2.25% to 0.45%.

The Company enters into short term uncollateralized borrowing transactions with LBBW and LBBW's Cayman Islands Branch during 2009. At December 31, 2009, the Company has no outstanding borrowing transactions from LBBW or LBBW's Cayman Island Branch. The Company recorded $0.8 million interest expense in connection with the short term borrowing with LBBW and LBBW's Cayman Islands Branch with an average interest rate of 0.3% during 2009. The Company has an internal Euro-denominated credit limit of $1,432.6 million (€ 1,000.0 million) with LBBW.

During 2009, the Company was charged $5.4 million and $0.2 million pursuant to a written administrative service agreement for services between the Company, LBBW's New York Branch and LBBW, respectively. The services, as described in the agreement, include legal advice as well as support in the areas of compliance, controlling, credit capital markets, general management, human resources, information technology and internal audit. These amounts are classified as administrative support on the statement of income. At December 31, 2009, the Company recorded $0.45 million due to services rendered but not yet paid to LBBW's New York Branch under this agreement.

The Company distributed a total of $69.4 million to its parent LBBW. It consists of $19.4 million in dividend and $50 million from its original paid-in capital. The amounts are recorded within "Member's equity", in the statement of financial condition.

## 8. Employee Benefit Plans and Money Purchase Pension Plan

Employees of the Company participate in a 401(k) savings plan sponsored by LBBW's New York Branch, which qualifies under the section 401(k) of the Internal Revenue Code. Participation commences at the completion of six months of service and the first calendar day of the following month. The Company matches dollar for dollar up to 5% of the employee's 401(k) payroll deduction up to the maximum amount permitted by the Internal Revenue Code with the matching portion vesting in equal amounts over a five-year period. The Company made $0.1 million of contributions related to the plan during 2009.

The Company's employees also participate in a non-contributory Money Purchase Pension Plan sponsored by LBBW's New York Branch. The Company contributes 9% of the employee total compensation or the maximum amount as permitted by the Internal Revenue Code, whichever is lower. Participation commences at the beginning of the first quarter following the completion of one year of service. The Company made $0.2 million of contributions related to the plan during 2009.

## 9. Regulatory Requirements

The Company is subject to the net capital rules of the SEC which require the maintenance of minimum net capital. The Company computes its minimum net capital requirement using the alternative method for Uniform Net Capital calculated under SEC Rule 15c3-1. Under this method, the Company's minimum net capital requirement is $0.3 million. At December 31, 2009, the Company had net capital, as defined, of $50.6 million, which was $50.3 million in excess of regulatory requirements.

## 10. Income Taxes

The Company elects stand alone to be taxed as a U.S. corporation for U.S. federal income tax purpose. The company will file stand alone tax returns for the year ended December 31, 2009 for federal, state and local purposes.

The Company's income tax receivable at December 31, 2009 is included in other assets on the statement of financial condition.

For the year ended December 31, 2009, the income tax provision was comprised as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| **Tax provision** | | | |
| Federal | $ 6,580 | $ (634) | $ 5,946 |
| State and local | (1,430) | (41) | (1,471) |
| | $ 5,150 | $ (675) | $ 4,475 |

The difference between the statutory federal income tax rate of 35% and the Company's effective tax rate of 28.6% is primarily due to the effect of state and local taxes net of federal tax impact.

At December 31, 2009 the Company had a deferred tax asset of $1.5 million which is comprised of organizational costs, which are capitalized for U.S. tax purposes but are required to be immediately expensed for financial reporting purposes; accrued expenses that are not deductible until paid; service provisions that are not deductible for taxes until the related services have been performed; and temporary differences between book and tax depreciation related to fixed assets and leasehold improvements. No valuation allowance has been placed on the deferred tax asset, as the Company believes it is more likely than not it will realize the benefit of the asset.

The Company does not have any uncertain tax positions under ASC 740. The Company remains open to examination for the federal, New York State and New York City jurisdictions for the years 2006 and forward. The Company does not anticipate any settlements that would result in a material change to its financial statements.

## 11. Subsequent Events

LBBW Securities, LLC has evaluated subsequent events through March 31, 2010, which is the date the financial statements were issued. With the exception of the pending sale noted in footnote 1, there are no other subsequent events.

PRICEWATERHOUSECOOPERS

SEC MAIL PROCESSING RECEIVED MAR 31 2010 WASH, DC 193 SECTION

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Accountants

To the Board of Directors and Member of LBBW Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of LBBW Securities, LLC (the "Company") for the period from April 1, 2009 through December 31, 2009, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows:
    a. Payment of $150 on Item 2b to cancelled check number 17821 dated 1/15/2009, noting no difference, and
    b. Payment of $99,277 on Item 2f to check number 19963 dated 2/19/2010, noting no difference.

2. Compared the Total Revenue amount of $ 73,507,224 reported on the audited Form X-17A-5 for the year ended December 31, 2009, less the revenues reported on the Company's March 31, 2009 Focus Report item number 4030 for the period from January 1, 2009 to March 31, 2009 of $ 24,867,970, with the total revenue amount of $ 48,639,254 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009 noting no difference.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared additions on line 2, net loss from principal transactions in securities in trading accounts, of $15,431,776 to the trial balance noting no difference

    b. Compared deductions on line 3, Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $674,035 to the trial balances noting no exception.

c. Compared deductions on line 9, Total interest and dividend expense, of $23,626,118 to the focus reports noting no exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e, of $39,770,887 and $99,427, respectively, of the Form SIPC-7T. Noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of LBBW Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 31, 2010

SIPC-7T (29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

## Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067405 FINRA DEC
LBBW SECURITIES LLC 6*6
ATTN: ROBERT S BOYD
280 PARK AVE 31ST FLR WEST BLDG
NEW YORK NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______________________

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 99,427

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 150 )

SIPC 4 Paid 1/16/09, No payment Made FOR SIPC 6
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 99,277

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 99,277

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 99,277

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________

______________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LBBW Securities LLC
(Name of Corporation. Partnership or other organization)

[signature]
(Authorized Signature)

FINOP/CFO
(Title)

Dated the 19 day of February, 20 10.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
**Eliminate cents**

| Item No. | |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 48,639,254 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 15,431,776 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 15,431,776 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 0 |
| (2) Revenues from commodity transactions. | 0 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 674,035 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0 |
| (5) Net gain from securities in investment accounts. | 0 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 0 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | 0 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 23,626,118 | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 23,626,118 |
| Total deductions | 24,300,153 |
| 2d. SIPC Net Operating Revenues | $ 39,770,877 |
| 2e. General Assessment @ .0025 | $ 99,427 |

(to page 1 but not less than $150 minimum)

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000



**Report of Independent Auditors on Internal Control**
**Required by SEC Rule 17a-5**

To the Board of Directors
and Member of
LBBW Securities, LLC:

In planning and performing our audit of the financial statements of LBBW Securities, LLC (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 31, 2010